Contact

www.linkedin.com/in/beau-dickerson-b90a73a (LinkedIn)

Certifications

Certified Cicerone

Beau Dickerson

Chief Commercial Officer at Blender Bombs
Charleston, South Carolina, United States

Summary

A highly motivated adaptable individual that possesses strength in leadership, people development, motivating, team building, advanced selling skills, thought leadership, administration, financial planning, and a proven track record of success.

Experience

Blender Bombs

Chief Commercial Officer
August 2022 - Present (2 months)
Charleston, South Carolina, United States

Crook & Marker

3 years 6 months

Senior Vice President of National Account Sales
March 2021 - August 2022 (1 year 6 months)

Senior Vice President of Commercial Strategy and Operations
September 2020 - March 2021 (7 months)
United States

Vice President of Sales
March 2019 - September 2020 (1 year 7 months)
United States

FIFCO

2 years 3 months

Vice President Expansion Markets
February 2018 - March 2019 (1 year 2 months)
GA, FL, AL, LA, MS, AR, OK, TX, CO, NV, AZ, NM, UT, ID, CA, OR, WA, AK, HI

Vice President South Division
January 2017 - February 2018 (1 year 2 months)
GA, FL, AL, LA, MS, AR, OK, TX

Pabst Brewing Company

4 years 5 months

Director of Sales- National Accounts

October 2015 - January 2017 (1 year 4 months)

United States

National Account Manager

February 2015 - October 2016 (1 year 9 months)

Mid Atlantic & Southeast Manager- Key Accounts

September 2012 - February 2015 (2 years 6 months)

DC, VA, NC, SC, GA, FL, LA, AL, TN

Boston Beer Company

9 years 4 months

National Account Manager

June 2008 - September 2012 (4 years 4 months)

NC, SC, GA, TN

District Sales Director

July 2006 - June 2008 (2 years)

New Jersey

District Manager

July 2004 - August 2006 (2 years 2 months)

VA- Southern

Account Manager

June 2003 - July 2004 (1 year 2 months)

Pitney Bowes

Commerical Account Executive

June 2002 - June 2003 (1 year 1 month)

Education

Cumberland University

Masters of Business Administration, Business Managment · (2000 - 2002)

Longwood University

Bachelor of Science, Political Science · (1996 - 2000)